UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of December 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  December 12, 2005                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   DECEMBER 12, 2005

     TUMI RESOURCES RECOMMENCES FIELD WORK AT LA TRINI GOLD/SILVER PROJECT,
        JALISCO, MEXICO IN PREPARATION FOR A SECOND PHASE OF RC DRILLING

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY).

Mr. David Henstridge, President, is pleased to announce that fieldwork has resumed at La Trini gold/silver project, Mexico. An historical resource estimate was made at La Trini by National Lead in 1980 based on the results of 26 diamond drill holes and calculated using vertical cross sections constructed through the mineralized blocks using a spacing of 45m. A mineral resource of 1,262,000 tonnes at a grade of 1.24 g/t gold and 125 g/t silver was calculated. Although considered relevant the reader is cautioned that this resource estimate is historical in nature, does not comply with the guidelines of National Instrument 43-101 and should not be relied upon. Further, the estimate has not been verified by the Company's qualified person. The historical drilling did not delimit the margins of the gold/silver mineralization.

In September, the Company announced the results of an initial 15 hole reverse circulation drill program focused on the central 200m of a rhyolite porphyry host. Surface, underground and drill evidence suggests that the rhyolite porphyry, hosting the disseminated gold/silver mineralization, is an intrusion rather than a volcanic. The rhyolite dips shallowly to the north has been traced over a distance of 1 km east-west and remains open along strike and down dip.

Fourteen of the drill holes intersected mineralization. Using a cut-off grade of 30 g/t silver, composite results ranged from a minimum width of 2 m to a maximum of 38.6 m, with a best result of 18.3 m at a grade of 3.1 g/t gold and 150 g/t silver in drill hole TRRC-6 (see press release dated September 29, 2005). Within an area of 200 m by 100 m the holes intersected disseminated gold/silver mineralization over an average 14 m thickness, and the mineralization remains open both along strike and down-dip.

An induced polarization (IP) and resistivity survey, comprising 17 north-south traverses and centered on the known mineralization, has disclosed an extensive zone of chargeability and resistivity anomalies roughly parallel to the projection of the rhyolite porphyry which hosts the mineralization. Several large and strong chargeability anomalies with coincident surface geochemical anomalies were defined in the survey outside of the drilled area and will be tested in the next drill program.

To better define the westerly extent of the mineralized porphyry, the grid is being extended a further 700 m west of the drill area for additional mapping and soil sampling. The previous geochemical survey yielded anomalous results in silver and other metals over a 500 m length which is open to the west.

A second phase reverse circulation drilling program is planned for early 2006 to test the extensions of the host rhyolite both to the east and west as well as test the significance of some of the geophysical anomalies.

David Henstridge, FAusIMM, MAustIG, President & CEO of the Company, who is serving as the Company's Qualified Person for purposes of La Trini exploration project, has visited the La Trini area and has reviewed and approved the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.